

February 1, 2024

Andrew M. Young
Chief Financial Officer
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

> **Re: Capital One Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-13300**

Dear Andrew M. Young:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance